ANNUAL NOTICE
May 1, 2025
Schwab OneSource Annuity®	Empower Annuity Insurance Company of America Variable Annuity‑1 Series Account P.O. Box 1854 Birmingham, AL 35201‑1854 Telephone: 1‑800‑838‑0650 www.protective.com
This Annual Notice for the Schwab OneSource Annuity®, an flexible premium deferred variable annuity contract (the “Contract”) issued by Empower Annuity Insurance Company of America, provides certain updated information about your Contract since May 1, 2024. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Portfolios available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated May 1, 2019, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Variable Annuity-1 Series Account and for Empower Annuity Insurance Company of America, prospectuses for the Portfolios listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-800-838-0650 or by sending an email request to prospectus@protective.com.
The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes, is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Contract is complex investment and involves risks, including potential loss of principal. Withdrawals could result in surrender charges, taxes, and tax penalties.
Empower Annuity Insurance Company of America’s obligations under the Contract are subject to its financial strength and claims-paying ability.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-52956

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	8

SPECIAL TERMS
“We”, “us”, “our”, “Empower”, and “Company”  Refer to Empower Annuity Insurance Company of America. “You”, “your” and “Owner” refer to the person(s) who has been issued a Contract.
Annuitant The person named in the application upon whose life the payout of an annuity is based and who will receive annuity payouts. If a Contingent Annuitant is named, the Annuitant will be considered the primary Annuitant (“Primary Annuitant.”)
Annuity Account Value The sum of the value of each Sub-Account you have selected.
Beneficiary The person(s) designated to receive any Death Benefit under the terms of the Contract.
Code The Internal Revenue Code of 1986, as amended, and all related laws and regulations which are currently in effect.
Contingent Annuitant The person you may name in the application who becomes the Annuitant when the Primary Annuitant dies. The Contingent Annuitant must be designated before the death of the Primary Annuitant.
Contributions Amounts of money you invest or deposit into your Annuity Account.
Death Benefit The amount payable to the Beneficiary when the Owner or the Annuitant dies.
Effective Date The date on which the first Contribution is credited to your Annuity Account.
Mortality and Expense Risk Charge (M&E Charge) An amount deducted from your Annuity Account Value at the end of each valuation period to compensate Empower for bearing certain mortality and expense risks under the Contract.
Owner (Joint Owner) or You The person or persons named in the Contract who is entitled to exercise all rights and privileges under the Contract while the Annuitant is living. Joint Owners must be one another’s Spouse as of the Effective Date and must both be natural persons. The Annuitant will be the Owner unless otherwise indicated in the application. If the Owner intends to hold the Contract as a Qualified Annuity Contract, the Owner must be the Annuitant and a Joint Owner is not permitted. The Owner must be either a natural person or a Grantor Trust. If the Owner is a Grantor Trust, all references to the life, age or death of the Owner pertain to the life, age or death of the Grantor(s).
Portfolio A registered management investment company, or portfolio or series thereof, in which the assets of the Series Account may be invested.
Qualified Annuity Contract An annuity contract that is intended to qualify under Section 408(b) (IRAs) or Section 408A (Roth IRAs) of the Code. We may issue this Contract as a Qualified Annuity Contract.
Series Account Variable Annuity-1 Series Account, the segregated asset account established by Empower under Colorado law and registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). The Series Account is also referred to as the separate account.
Spouse A person recognized as a spouse in the state where the couple was legally married. The term does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state’s law.
Sub-Account A division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio. A Sub-Account may be also referred to as an “investment division” or “investment option” in the Prospectus, SAI, or Series Account financial statements, or “subaccount” in marketing materials.
Transfer Moving money from and among the Sub-Account(s).

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your Contract.
•
The Delaware VIP Emerging Markets Series portfolio changes its name to the Macquarie VIP Emerging Markets Series.

•
The Delaware VIP Small Cap Value Series portfolio changes its name to the Macquarie VIP Small Cap Value Series.

•
The LVIP Delaware SMID Core Fund changed its name to the LVIP Macquarie SMID Cap Core Fund.

•
The PSF Natural Resources Portfolio reorganized into the PSF PGIM Jennison Blend Portfolio.

•
The Pioneer Variable Contracts Trust portfolios were reorganized into Victory Variable Insurance Funds II portfolios.

•
For updated Fund performance and fee information please see APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES AND EXPENSES
Are There Charges or Adjustments for Early Withdrawals?	No. The Contract does not include charges for early withdrawal.
Are There Transaction Charges?	No. The Contract does not inlude charges for transactions. For additional information about transaction charges, see “Fee Tables” and “Charges and Deductions” in the Prospectus.
Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base contract (1) (2)	0.85%	0.85%
Investment options (Portfolio fees and expenses) (3)	0.03%	2.44%
Optional benefits available for an additional charge (for a single optional benefit)
Death Benefit Option 1:	0.65%	0.65%
Death Benefit Option 2: (Contracts issued before May 1, 2003)	0.85%	0.85%
Death Benefit Option 2: (Contracts issued on or after May 1, 2003)	0.70%	0.70%

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the Mortality and Expense Risk Charge (including an amount added for the death benefit option) for the last fiscal year by the total average net assets attributable to the Contracts for that year. (See “Fee Tables” and “Charges and Deductions”)

(2)
If you select Death Benefit Option 1, your Mortality and Expense Risk Charge and Total Series Account Annual Expenses will be 0.65%. If you select Death Benefit Option 2, this charge will be 0.85%, but for Contracts issued before May 1, 2003, if you selected Death Benefit Option 2, your Mortality and Expense Risk Charge and Total Series Account Annual Expenses will continue to be 0.70% all as a percentage of average Annuity Account Value.

(3)
As a percentage of Portfolio assets.

(4)
This is the Mortality and Expense risk Charge based on the Death Benefit Option selected as a percentage of average account value.

Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract, which could add surrender charges, that substantially increase costs.
Lowest Annual Cost: $697	Highest Annual Cost: $3,238
Assumes:	Assumes:

•
Investment of  $100,000

•
5% annual appreciation

•
Least expensive combination of Base Contract fee and Portfolio fees and expenses

•
No additional Contributions, transfers or withdrawals

•
No sales charges

•
Investment of  $100,000

•
5% annual appreciation

•
Most expensive combination of Base Contract fee and Portfolio fees and expenses

•
No additional Contributions, transfers, or withdrawals

•
No sales charges

For additional information about annual charges, please see “Fee Tables” and “Charges and Deductions” in the Prospectus.

RISKS
Is There a Risk of Loss from Poor Performance?
Yes. You can lose money by investing in this Contract, including loss of principal.
For additional information about the risk of loss, see “Great-West Life & Annuity Insurance Company”, “The Series Account” and “The Portfolios” in the Prospectus.

Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, federal and state income taxes may apply.
Withdrawals will reduce your contract value and death benefit.
The benefits of tax deferral and living benefit protections also mean the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “Charges and Deductions” and “Seek Tax Advice” in the Prospectus.

What Are the Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Contract.
Each Investment Option has its own unique risks.
You should review the prospectuses for the available Portfolios and consult with your financial professional before making an investment decision.
For additional information about the risks associated with Investment Options, see “The Portfolios” in the Prospectus.

What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to the Company. Any obligations, guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-800-838-0650 or writing us at the address shown on the cover page.
For additional information about Company risks, see “Great-West Life & Annuity Insurance Company” in the Prospectus.

RESTRICTIONS
Are There Restrictions on the Investment Options?
No. Currently, there is no charge when you transfer Contract Value among Investment Options. However, we reserve the right to charge $25 for each transfer after the first 12 transfers in any Contract Year in the future.
We reserve the right to remove or substitute Sub-Accounts as Investment Options that are available under the Contract. We also reserve the right to restrict the allocation of additional Contributions and/or transfers of contract value to a Sub-Account if we determine the Sub-Account no longer meets one or more of our Sub-Account selection criteria and/or if a Sub-Account has not attracted significant contract owner assets.
For additional information about Investment Options, see “Charges and Deductions”, “The Portfolios” and “Addition, Deletion or Substitution” in the Prospectus.

Are There any Restrictions on Optional Benefits?
Yes. Withdrawals may also reduce the benefit you receive under the Death Benefit Option selected by an amount greater than the value withdrawn.
For additional information about the two Death Benefit Options, see “Death Benefit” in the Prospectus.

TAXES
What Are the Contract’s Tax Implications?
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement arrangement (IRA), you do not get any additional tax deferral. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-Qualified Contract, which includes a surrender, withdrawal, payment of a death benefit, or annuity income payments, will generally result in taxable income if there has been an increase in the contract value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the contract value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “Seek Tax Advice” and “Tax Consequences of Withdrawals” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?
We pay eligible broker/dealers compensation for the promotion and sale of the Contract. Compensation paid to eligible broker/dealers is not paid directly by the Owner or the Series Account. The Company intends to fund this compensation through a number of sources, such as fees and charges imposed under the Contract and payable to the Company, and from profits on payments received by the Company from Portfolios’ advisers or administrators for providing administrative, marketing, and other support and services to the Portfolios. The Company pays a portion of these proceeds to eligible broker/dealers for distribution services.
For additional information about compensation, see “Distribution of the Contracts” and “Payments We Receive” in the Prospectus.

Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “Seek Tax Advice” in the Prospectus.

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolio, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 855-920-9713 or by sending an email request to prospectus@protective.com. Depending on the optional benefits you choose, you may not be able to invest in certain Sub-Accounts.
The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
U.S. Equity	AB Variable Products Series Fund, Inc. Discovery Value Portfolio - Class A	0.81%	10.02%	8.86%	7.63%
International Equity	AB Variable Products Series Fund, Inc. International Value Portfolio - Class A(2)	0.92%	5.07%	3.53%	3.25%
U.S. Equity	AB Variable Products Series Fund, Inc. Large Cap Growth Portfolio - Class A	0.65%	25.26%	16.16%	15.96%
U.S. Equity	AB Variable Products Series Fund, Inc. Relative Value Portfolio - Class A	0.61%	13.02%	9.81%	9.66%
Allocation	Alger Balanced Portfolio - Class I-2(2)	1.03%	17.07%	9.87%	8.92%
U.S. Equity	Alger Large Cap Growth Portfolio - Class I-2(1)	0.84%	42.89%	16.79%	13.87%
U.S Equity	Alger Mid Cap Growth Portfolio - Class I-2(1)(2)	0.94%	21.07%	10.34%	9.79%
U.S Equity	Allspring VT Discovery All Cap Growth Fund - Class 2(1)	1.00%	21.30%	10.75%	12.12%
U.S Equity	Allspring VT Discovery SMID Cap Growth Fund - Class 2(1)	1.15%	18.13%	6.38%	9.20%
U.S Equity	Allspring VT Opportunity Fund - Class 2(1)	1.00%	15.05%	11.72%	10.78%
U.S. Equity	BlackRock Global Allocation V.I. Fund - Class I - BlackRock (Singapore) Limited; BlackRock International Limited(1)	0.76%	9.23%	6.01%	5.59%
U.S. Equity	BNY Mellon Investment Portfolios - MidCap Stock Portfolio - Initial Shares - Newton Investment Management North America, LLC(1)	0.80%	12.61%	9.27%	7.49%
U.S. Equity	BNY Mellon Variable Investment Fund - Appreciation Portfolio - Initial Shares - Fayez Sarofim & Company	0.85%	12.81%	11.95%	11.56%
U.S. Equity	BNY Mellon Variable Investment Fund - Growth and Income Portfolio - Initial Shares - Newton Investment Management North America, LLC(1)	0.70%	22.73%	15.70%	13.07%
U.S. Equity	BNY Mellon Variable Investment Fund - Opportunistic Small Cap Portfolio - Initial Shares - Newton Investment Management North America, LLC(1)(2)	0.74%	4.62%	5.89%	6.47%
U.S. Equity	Columbia Variable Portfolio - Large Cap Growth Fund - Class 2	0.97%	31.01%	17.18%	14.97%
Sector Equity	Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2(1)	1.18%	26.58%	20.37%	20.25%
U.S. Equity	Columbia Variable Portfolio - Small Cap Value Fund - Class 2(1)	1.13%	8.67%	10.98%	8.98%
U.S. Equity	DWS Capital Growth VIP - Class A	0.49%	26.62%	15.71%	14.88%
U.S. Equity	DWS Core Equity VIP - Class A	0.58%	20.08%	13.13%	12.35%
U.S. Equity	DWS CROCI® U.S. VIP - Class A(1)	0.70%	17.76%	6.01%	5.72%
International Equity	DWS Global Small Cap VIP - Class A(1)	0.86%	5.76%	6.18%	4.84%
U.S. Equity	DWS Small Cap Index VIP - Class A - Northern Trust Investments, Inc.(1)	0.38%	11.15%	7.09%	7.53%
U.S. Equity	DWS Small Mid Cap Growth VIP - Class A	0.82%	5.15%	5.92%	6.41%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
U.S. Equity	DWS Small Mid Cap Value VIP - Class A(1)	0.84%	6.21%	5.88%	5.58%
Taxable Bond	Federated Hermes Fund for US Government Securities II - Primary Class(1)	0.80%	0.58%	-1.14%	0.45%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 - Franklin Mutual Advisers, LLC(1)	0.90%	11.71%	8.36%	8.17%
International Equity	Invesco® Oppenheimer V.I. International Growth Fund - Series I(1)	1.00%	-1.67%	3.04%	4.41%
U.S. Equity	Invesco® V.I. Comstock Fund - Series I	0.76%	15.18%	11.59%	9.49%
International Equity	Invesco® V.I. EQV International Equity Fund - Series I	0.90%	0.62%	3.23%	4.36%
International Equity	Invesco® V.I. Global Fund - Series I	0.81%	16.07%	9.48%	9.85%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series I	0.75%	16.00%	10.07%	8.80%
Taxable Bond	Invesco® V.I. High Yield Fund - Series I	0.89%	7.73%	2.97%	3.81%
U.S. Equity	Invesco® V.I. Main Street Mid Cap Fund® - Series I(2)	0.94%	17.07%	9.12%	7.95%
U.S. Equity	Invesco® V.I. Main Street Small Cap Fund® - Series I	0.86%	12.69%	10.49%	9.00%
U.S. Equity	Invesco® V.I. Small Cap Equity Fund - Series I	0.95%	18.09%	10.89%	8.09%
Sector Equity	Invesco® V.I. Technology Fund - Series I	0.97%	34.27%	14.65%	14.39%
Allocation	Janus Henderson VIT Balanced Portfolio - Institutional Shares(2)	0.62%	15.43%	8.33%	8.66%
Allocation	Janus Henderson VIT Balanced Portfolio - Service Shares	0.87%	15.15%	8.06%	8.40%
Taxable Bond	Janus Henderson VIT Flexible Bond Portfolio - Institutional Shares(1)	0.57%	1.96%	0.34%	1.62%
Taxable Bond	Janus Henderson VIT Flexible Bond Portfolio - Institutional Shares(1)(2)	0.82%	1.63%	0.09%	1.35%
International Equity	Janus Henderson VIT Global Research Portfolio - Service Shares	0.72%	23.58%	12.35%	10.55%
Sector Equity	Janus Henderson VIT Global Technology and Innovation Portfolio - Service Shares	0.97%	31.76%	17.80%	19.06%
International Equity	Lazard Retirement Emerging Markets Equity Portfolio - Service Shares(1)	1.40%	7.43%	3.03%	3.26%
Allocation	LVIP American Century Balanced Fund - Standard Class II(1)(formerly, American Century Investments® VP Balanced Fund - Class I)	0.77%	12.06%	7.05%	6.76%
U.S. Equity	LVIP American Century Disciplined Core Value Fund - Standard Class II(1)(formerly, American Century Investments® VP Disciplined Core Value Fund - Class I)	0.71%	13.09%	8.19%	8.24%
International Equity	LVIP American Century International Fund - Standard Class II(1)(formerly, American Century Investments® VP International Fund - Class I)	0.95%	2.61%	3.54%	4.93%
U.S. Equity	LVIP American Century Mid Cap Value Fund - Service Class(1)(formerly, American Century Investments® VP Mid Cap Value Fund - Class II)	1.01%	8.52%	7.13%	7.87%
U.S. Equity	LVIP American Century Value Fund - Standard Class II(1)(formerly, American Century Investments® VP Value Fund - Class I)	0.71%	9.48%	8.59%	8.18%
U.S. Equity	LVIP Baron Growth Opportunities Fund - Service Class - BAMCO Inc.(1)	1.14%	5.44%	7.96%	9.41%
U.S. Equity	LVIP JPMorgan Small Cap Core Fund - Standard Class	0.75%	11.71%	7.05%	7.31%
U.S. Equity	LVIP Macquarie SMID Cap Core Fund -Standard Class - Delaware Investments Fund Advisers(1)(formerly, LVIP Delaware SMID Cap Core Fund -Standard Class)	0.80%	14.73%	9.54%	9.52%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
International Equity	Macquarie VIP Emerging Markets Series - Standard Class - Macquarie Funds Management HK Ltd.; Macquarie Investment Management Global Limited(1)(formerly, Delaware VIP® Emerging Markets Series - Standard Class)	1.16%	5.09%	1.03%	4.05%
U.S. Equity	Macquarie VIP Small Cap Value Series - Standard Class - Macquarie Funds Management HK Ltd.; Macquarie Investment Management Global Limited (formerly, Delaware VIP® Small Cap Value Series - Standard Class)	0.74%	11.32%	7.15%	7.60%
International Equity	MFS® VIT II International Intrinsic Value Portfolio - Service Class (1)	1.14%	6.97%	4.88%	7.26%
Sector Equity	MFS® VIT Utilities Series - Service Class (1)	1.04%	11.34%	5.61%	6.02%
U.S. Equity	NVIT Mid Cap Index Fund - Class II - BlackRock Investment Management, LLC	0.62%	13.25%	9.67%	9.03%
U.S. Equity	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - Class S(1)	1.25%	8.67%	6.88%	5.41%
U.S. Equity	PSF PGIM Jennison Blend Portfolio - Class II - Jennison Associates LLC(2)	0.85%	25.80%	13.79%	11.85%
Commodities	PIMCO VIT CommodityRealReturn® Strategy Portfolio - Administrative Class(1)	2.28%	4.16%	7.10%	1.65%
Taxable Bond	PIMCO VIT High Yield Portfolio - Administrative Class	0.80%	6.89%	3.35%	4.50%
Taxable Bond	PIMCO VIT Low Duration Portfolio - Administrative Class	0.67%	4.50%	1.08%	1.28%
Taxable Bond	PIMCO VIT Total Return Portfolio - Administrative Class	0.79%	2.53%	-0.03%	1.53%
U.S. Equity	Putnam VT Core Equity Fund - Class IA - Putnam Investment Management, LLC- Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited	0.68%	27.32%	16.35%	13.45%
Sector Equity	Putnam VT Global Health Care Fund - Class IB - Putnam Investment Management, LLC- Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited;The Putnam Advisory Company, LLC(2)	0.98%	1.43%	7.94%	7.65%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB - PutnamInvestment Management, LLC- Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited	0.80%	19.14%	12.45%	10.88%
Taxable Bond	Putnam VT Mortgage Securities Fund - Class IB - PutnamInvestment Management, LLC- Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited(1)	0.75%	4.76%	-1.24%	0.67%
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class (2)	1.38%	3.26%	6.93%	5.38%
Money Market	Schwab® Government Money Market Portfolio™	0.26%	5.07%	2.32%	1.55%
U.S. Equity	Schwab® S&P 500 Index Portfolio	0.03%	24.95%	14.47%	13.01%
Sector Equity	T. Rowe Price® Health Sciences Portfolio-II Class(2)	1.10%	1.42%	5.81%	8.20%
International Equity	Templeton Foreign VIP Fund - Class 2 - Templeton Investment Counsel, LLC(1)	1.06%	-1.00%	2.60%	2.38%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.75%	-11.37%	-4.85%	-2.03%
International Equity	Third Avenue Value Portfolio(1)(2)	1.30%	-2.27%	10.31%	5.45%
Taxable Bond	Touchstone VST Bond Fund - Class I - Fort Washington Investment Advisors Inc(1)	0.62%	2.19%	0.24%	1.25%
U.S. Equity	Touchstone VST Common Stock Fund - Class I - Fort Washington Investment Advisors Inc(1)	0.73%	21.48%	14.91%	12.69%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
U.S. Equity	Touchstone VST Common Stock Fund - Class SC - Fort Washington Investment Advisors Inc	0.92%	21.26%	14.69%	12.08%
U.S. Equity	Touchstone VST Small Company Fund - Class I - Fort Washington Investment Advisors Inc(1)	0.76%	13.70%	10.83%	10.19%
Taxable Bond	VanEck® VIP Emerging Markets Bond Fund - Initial Class(1)	1.11%	2.77%	2.18%	2.03%
Sector Equity	VanEck® VIP Global Resources Fund - Class S	1.30%	-3.09%	7.28%	0.57%
U.S. Equity	Victory Pioneer Fund VCT Portfolio-Class I (formerly, Pioneer Fund VCT Portfolio-Class I)	0.75%	22.65%	15.16%	13.34%
U.S. Equity	Victory Pioneer Mid Cap Value VCT Portfolio-Class II (formerly, Pioneer Mid Cap Value VCT Portfolio-Class II)	1.01%	10.64%	9.02%	6.91%
U.S. Equity	Victory Pioneer Select Mid Cap Growth VCT Portfolio-Class I (formerly, Pioneer Select Mid Cap Growth VCT Portfolio-Class I)	0.86%	23.93%	8.82%	10.04%

(1)
These Portfolios and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Please contact us if you any have questions about fund/portfolio availability.

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated May 1, 2019, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000001886